Katie Gold Corp.

1055 West Hastings Street, Suite 1400

Vancouver, British Columbia

Canada V6E 2E9

t:  (604) 970-1706

f:  (604) 443-7000

January 23, 2006

BY FAX:  202-772-9368

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Matt Franker

Dear Sirs:

Re:

Katie Gold Corp.

File No. 333-126748

Registration Statement on Form SB-2 – Request for Acceleration

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form SB-2, as amended, such that it be deemed effective on Friday, January 27, 2006 at 3:30pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1.

should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3.

we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Yours truly,

KATIE GOLD CORP.

  /s/ Robert A. Biagioni

____________________________

Robert A. Biagioni, C.A.

President